LRR Energy, L.P.

1111 Bagby Street, Suite 4600

Houston, TX 77002

(713) 292-9510

September 19, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LRR Energy, L.P.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 001-35344

Ladies and Gentlemen:

Set forth below are the responses of LRR Energy, L.P., a Delaware limited partnership (“LRR Energy,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2014, with respect to LRR Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 12, 2014, File No. 1-35344 (the “2013 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2013

Glossary of Terms, page ii

1.              Please revise your definition of proved undeveloped reserves to coincide with the current definitions set forth in Rule 4-10(a) of Regulation S-X.

Response: We acknowledge the Staff’s comment regarding the definition of proved undeveloped reserves. In future filings, we will revise our definition of proved undeveloped reserves to coincide the current definitions set forth in Rule 4-10(a) of Regulation S-X as noted below.

Undeveloped oil and gas reserves: Reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.

Properties, page 32

Oil and Natural Gas Data and Operations, page 35

Developed Acreage, page 38

2.              Based on the tabular disclosure provided on page 33, it appears that approximately 12% of your total proved reserves at December 31, 2013 are undeveloped. However, you have not disclosed the amount of your leasehold acreage that is undeveloped pursuant to Item 1208(b) of Regulation S-K. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped “[t]hose leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.” Also note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response:   We acknowledge the Staff’s comment regarding the definition of undeveloped acreage.  In future filings, we will revise our disclosure of acreage as presented below.

Acreage

The following table sets forth information as of December 31, 2013 relating to our leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary.

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Permian Basin	148,531	122,894	4,180	1,475	152,711	124,369
Mid-Continent	128,371	76,880	19,720	3,154	148,091	80,034
Gulf Coast	15,403	12,215	240	153	15,643	12,368
Total	292,305	211,989	24,140	4,782	316,445	216,771

Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to the extent that would permit the production of commercial quantities of natural gas or oil, regardless of whether or not such acreage contains proved reserves.

3.              We note your disclosure that “no material acreage is set to expire in the near term.” Please clarify for us in greater detail each of the years represented to be within the “near term.” If you have material amounts of acreage that will expire beyond this period, please expand your disclosure to include the minimum remaining terms of such leases to comply with the requirements in Item 1208(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment regarding the expiration of our acreage. As noted in our 2013 Form 10-K, substantially all of our leasehold acreage is held by production. As of December 31, 2013, a total of 871 net acres are scheduled to expire in future periods with 113 net acres expiring in 2014, 40 net acres expiring in 2016 and 718 net acres expiring in 2017.  The total expiring acreage represents less than 1% of our total net acreage as of December 31, 2013.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 46

Financial and Operating Data, page 51

4.              Please expand the footnote disclosure relating to the Red Lake and Potato Hills fields to provide the annual production amounts by final product sold, of oil, gas, and other products such as NGLs for these fields to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Response:  We acknowledge the Staff’s comment regarding the footnote disclosure relating to the annual production amounts by final product sold of our Red Lake and Potato Hills fields and have set forth below a sample revised disclosure.

	Partnership			Predecessor
	Year Ended	Year Ended	November 16 to	January 1 to
	December 31,	December 31,	December 31,	November 15,
	2013	2012	2011	2011

Red Lake field production:
Oil (MBbls)	482	432	50	293
Natural gas (MMcf)	793	701	84	438
NGLs (MBbls)	189	158	15	107
Total (MBoe)	803	707	79	473

Potato Hills field production:
Oil (MBbls)	—	—	—	—
Natural gas (MMcf)	2,828	3,188	434	3,163
NGLs (MBbls)	—	—	—	—
Total (MBoe)	471	531	72	527

In future filings, we will provide this additional information to comply with the regulations set forth in Item 1204(a) of Regulation S-K.

Notes to Consolidated/Combined Financial Statements, page F-12

16. Supplemental Information on Oil and Natural Gas Exploration and Production Activities (Unaudited), page F-34

Oil and Natural Gas Reserves, page F-35

5.              Please clarify for us and expand your disclosure to provide a reason for the apparent difference between the proved quantities of oil, NGL and gas reserves disclosed as of November 15, 2011 for the Predecessor and the corresponding amounts contributed to the Partnership on November 16, 2011. For example, the amount of oil contributed to the Partnership on November 16, 2011 appears to be greater than the closing balance as of November 15, 2011 of the Predecessor.

Response:

The oil, NGL and natural gas reserves contributed to the Partnership on November 16, 2011 includes reserves from the three acquisitions from Funds I and II of Lime Rock Resources as described in Footnote 3 on page F-18 of our 2013 Form 10-K as well as those initially contributed by the predecessor (Fund I) as such amounts have been recast for each subsequent transaction between entities under common control (as discussed in Footnote 2 on page F-13 of our 2013 Form 10-K). The oil, NGL and natural gas reserves disclosed as of November 15, 2011 for the predecessor included only reserves held by Fund I. Accordingly, the amount of oil contributed to the Partnership on November 16, 2011 is greater than the closing balance as of November 15, 2011 of the predecessor.

6.              The footnote disclosure provided on page F-36 in conjunction with the changes in net reserves does not appear to provide an explanation for all of the significant changes that occurred. For example, footnote one explains the decrease in natural gas reserves for the period ending December 31, 2012; however, it does not also explain the reasons for the significant additions in oil and NGLs due to revisions that occurred in the same period. We also note that an explanation has not been provided for the significant additions related to extensions and discoveries for the Predecessor during the period ending November 15, 2011. Please expand your disclosure to comply with FASB ASC paragraph 832-235-50-5.

Response:  We acknowledge the Staff’s comment and respectfully propose to provide more detailed explanations in future filings related to the significant changes in reserves. The increase in oil and NGL reserves due to revisions of previous estimates in 2012 were primarily related to improved production performance and revised prior reserve estimates at our Red Lake field. The significant additions related to extensions and discoveries for our predecessor during the period ending November 15, 2011 were primarily related to the Red Lake field.  Prior to our initial public offering, Lime Rock Resources was engaged in significant extension and developmental drilling to determine the productive limit of the Red Lake field.

In connection with responding to the comments of the Staff, LRR Energy, L.P. acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments with respect to the foregoing, please contact Jon Daly at Andrews Kurth LLP at (713) 220-3843.

Sincerely,

LRR ENERGY, L.P.

By: LRE GP, LLC, its general partner

By:	/s/ Jaime R. Casas
Jaime R. Casas
Vice President, Chief Financial Officer and Secretary